FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

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Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Paris, April 21st, 2005

Press release

SUEZ concludes the disposal of Northumbrian Water Group plc,

generating a capital gain of over EUR 260 million

SUEZ has sold its remaining 25% stake in Northumbrian Water Group plc to Ontario Teachers’ Pension Plan for EUR 377 million, generating a capital gain of over EUR 260 million. This transaction is in line with SUEZ’s policy to focus on less capital-intensive activities and completes a divestment process of Northumbrian Water Group plc begun in May 2003.

The sale of 75% of Northumbrian Water Group plc announced in May 2003 contributed to significantly improve the return on capital employed (from 9% to 13.5%) of the Group’s water activities in Europe. It also boosted its cash flows, releasing it from investment programmes related to U.K. regulatory framework. As a result, the Group was able to divide by 20 the capital employed in water in the United Kingdom.

This disposal will not impact Group revenues because in the SUEZ income statement Northumbrian Water Group plc has been accounted for under the equity method. Nevertheless, it will contribute more than EUR 260 million to SUEZ income for first-half 2005. The sale will also free up financial resources to expand in other environment activities in Europe and reflects the Group’s strategy to direct its developments on market segments and countries which present the greatest opportunity and the strongest returns on capital employed.

SUEZ, an international industrial and services Group, designs sustainable and innovative solutions in the management of public utilities as a partner of public authorities, businesses and individuals. The Group aims to answer essential needs in electricity, natural gas, energy services, water and waste management. SUEZ is listed on the Brussels, Luxembourg, Paris, New York and Zurich stock exchanges and is represented in the major international indices: CAC 40, DJ STOXX 50, DJ EURO STOXX 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone. The Group employs 160,700 people worldwide and achieved revenues of €40.7 billion in 2004, 89% of which were generated in Europe and in North America. SUEZ is an official sponsor of Paris 2012.

Disclaimer

This press release contains certain forward-looking statements, particularly with respect to future events, trends, plans or objectives. These statements are based on management’s current views and assumptions and involve a number of risks and uncertainties which may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional information about these risks and uncertainties appears in documents filed by SUEZ with the U.S. Securities and Exchange Commission and the Autorité des Marchés Financiers (French securities regulator). The present forward-looking statements are made as of the date of the present release, with no undertaking by SUEZ to update or revise them, whether in connection with new information, future events, or any other factor.

Press contacts:	Financial analysts’ contacts:
France:	Arnaud Erbin: +331 4006 6489
Antoine Lenoir: +331 4006 6650	Eléonore de Larboust: +331 4006 1753
Caroline Lambrinidis: +331 4006 6654

Belgium:
Guy Dellicour: 00 322 370 34 05

This release is also available on the Internet: http://www.suez.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2005	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary